FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 29, 2003

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EQUANT ANNOUNCES FOURTH QUARTER AND FULL
YEAR 2002 REVENUES

--Revenues and EBITDA ahead of analysts' consensus--
--Successful integration drives strong cash flow--
--Free cash flow positive on a full year basis--

  Network Services Order Intake of $2.1 Billion in 2002
  Network Services Direct Revenues Grew by 6 percent for the Year
  Fourth Quarter Revenues Grew 3 percent to $769 Million
  EBITDA for the Full Year Will Exceed Guidance of $180 million
  Cash Position Improved by $71 million in the Year

AMSTERDAM (January 29, 2003) - Equant (New York Stock Exchange: ENT, Euronext Paris: EQU) today announced financial highlights for the fourth quarter and full year 2002.

Commenting on Equant's results, Didier Delepine, president and chief executive officer, said: "2002 was a year of solid achievement for Equant in an anemic economic environment. While many doubted that a telecom merger could be successful the integration of our two companies has indeed been successful. EBITDA has improved by about $200 million, and our rigorous attention to cash management has delivered $444 million of cash at year-end."

"We set integration objectives for customer satisfaction, met or exceeded them, and independent, external surveys confirm our leading position in the industry."

"We saw a seasonal improvement in the fourth quarter with our order intake for Network Services increasing 19 percent from the levels of the preceding three-quarters. Despite generally weak economic conditions, we continued to win new customers and we saw signs of a more rational pricing environment."

"The revenue this quarter showed sequential increases in each line of business. And for the full year, Network Services direct revenues grew by 6 percent. Additionally, Integration Services showed a rebound in the second half of the year. We continued to develop our indirect channels during 2002 and implemented partnerships with China Netcom and Japan Telecom. We fully expect these and other new channels will make a positive contribution to our revenues this year, which will offset some of the declines we expect from our mature channel partners. We have renewed our arrangements with Sprint in the USA and will continue to develop our existing relationships."

"Looking ahead into 2003, we have now established a leadership position in global IP VPNs, the essential service for multinational corporate customers. The decline in the market for information technology and communications has abated but is not expected to show strong growth this year, so we must remain vigilant on managing our costs and capital expenditures. Growth in network and integration services will be offset largely by significant revenue declines from SITA. This decline is primarily attributable to the expiration of the two-year minimum revenue guarantee arrangements. Therefore, without a strong improvement in the global economy, we are assuming that total revenues will be essentially flat in 2003. With our focus on cost control, cash management and our just in time capital expenditure model, we expect that EBITDA will improve significantly in 2003 and we intend to remain free cash flow positive."

Revenues

The Company's total revenues were $2973 million for 2002, a decrease of 3.0 percent compared with the pro forma year 2001, with growth in Network Services Direct offset by declines in the other revenue lines.

Revenue Details ($ millions):
	(Unaudited)
	2002 Actual	2001(3) Pro Forma	%	2001(4) Actual
Network Services (Direct)	1144.4	1081.1	5.9	931.4
Network Services (Indirect)(1)	422.7	470.1	(10.1)	327.1
Total Network Services	1567.1	1551.2	1.0	1258.5
Integration Services	453.4	498.9	(9.1)	447.1
Other Services	238.9	284.9	(16.1)	142.3
SITA Contract	713.7	729.8	(2.2)	542.8
Total Revenues(2)	2973.1	3064.8	(3.0)	2390.7

Footnotes are shown on page 5

Network Services' direct revenues grew by 5.9 percent in 2002, reflecting the continuing strength of the Company's direct sales force against the background of low global economic growth. Revenues from indirect sales channels, however, declined 10.1 percent with further decreases from Sprint and Deutsche Telekom, former shareholders in Global One.

Network Services' total revenues increased 1.0 percent to $1567 million in 2002 as the increase from the Company's direct sales force more than offset the decline from the indirect sales channels. Revenue growth from IP (Internet Protocol) was strong with the demand for low-speed protocols declining. The Company achieved robust revenue growth in the Central and Eastern Europe region, which more than offset the decline in Latin America arising from economic difficulties in Argentina and Brazil. Other regions remained broadly flat.

Order intake for the full year totaled $2.1 billion, with $1.6 billion relating to Network Services direct. Order flow is, however, a less predictive indicator for revenues given the high level of contract renewals with significant price reductions. Renewals in 2002 were about 25 percent of direct order intake. By the end of the year, the Company had won 64 bids with an estimated order value of $160 million, from customers associated with WorldCom.

During the fourth quarter, the Company signed 27 contracts from major international corporations each valued at more than one million dollars; orders with a value greater than one million dollars accounted for more than $155 million of orders for the direct sales force in the fourth quarter. Wins announced in the quarter include SWIFT, Unilever, Allianz Group and China Shipping.

Integration Services revenues were $453 million in 2002, a decline of 9.1 percent from pro forma 2001 levels. Although there was an upswing in the second half of the year, revenues remain affected by weakness in the broader economy.

SITA contract revenues for 2002 totaled $714 million, down 2.2 percent compared with the pro forma 2001 year. The decline reflects the lower pricing effective in July of 2002 in line with the principles agreed at the time of the France Telecom transaction, mitigated by the resolution of various contractual issues going back to July 2001. On an underlying basis, SITA revenues in 2002 would have declined by approximately 4 percent compared with the pro forma 2001 revenues.

For the 2002 year, the reduction in Other Services reflects the planned reduction in circuit switched voice revenues and lower first half affiliation fees reflecting the change in the product management agreements with France Telecom Transpac, effective from the second half of 2001.

Revenues derived from the France Telecom Group, which are included above, totaled $296 million for the full year.

The Company's total revenues increased 2.8 percent to $769 million for the fourth quarter 2002, with increases in Network Services Direct, Integration Services and SITA offsetting declines in Network Services Indirect and Other Services revenues.

Revenue Details ($ millions):
	(Unaudited)
	4Q 02 Actual	4Q 01 Actual	%
Network Services (Direct)	289.3	287.8	0.5
Network Services (Indirect)(1)	106.7	113.7	(6.2)
Total Network Services	396.0	401.5	(1.4)
Integration Services	123.6	108.5	13.9
Other Services	60.2	67.4	(10.7)
SITA Contract	188.7	170.1	10.9
Total Revenues	768.5	747.5	2.8

Footnotes are shown on page 5

Network Services' revenues decreased 1.4 percent to $396 million in the fourth quarter of 2002 as continued declines from indirect sales channels offset an increase from the Company's direct sales force.

Integration Services' revenues increased 13.9 percent to $124 million this quarter, reflecting the second consecutive quarter of growth in fulfillment revenue. The increase in fulfillment revenues during the second half of the year is attributable to a refocused sales effort and the traditional seasonal improvement.

Revenues from the SITA contract this quarter reached $189 million, an increase of 10.9 percent compared with the fourth quarter of 2001. The increase is primarily attributable to the resolution of various contractual issues going back to July 2001, which more than offset the effects of the revised pricing and minimum revenue commitments effective in July 2002. On an underlying basis, revenues in the quarter would have declined by approximately 9 percent compared with the 2001 fourth quarter.

Revenues derived from the France Telecom Group, which are included above, totaled $81 million for the fourth quarter.

Footnotes:

  Network Services (Indirect) refers to sales through Radianz, Deutsche Telekom, Sprint, France Telecom Transpac and other wholesale channels.
  Equant sold its Application Services division in October 2001. Its results have, therefore, been excluded from the 2001 actual and pro forma information.
  The pro forma revenues have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2001.
  Actual revenues refer to 6 months of unmerged Equant and 6 months of the combined Equant and Global One.
  EBITDA: earnings before finance charges, income taxes, share plan costs, non- recurring charges, depreciation and amortization.
  Free cash flow represents the net change in the cash balance; there were no investing activities during the year.

The Company will host a conference call for investors on January 29, 2003 at 11:30 am (EST) and 5:30 pm. (CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1-913-981-5559 in North America or +44-20-7984-7572 in Europe.

About Equant

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 191 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by more than 700 global businesses as of December 31, 2002. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:
Equant Media Relations	Equant Investor Relations
Fredric Emmert +1 703 689 6010 Fredric.emmert@equant.com	Jim Armstrong +1 678 346 3754 james.armstrong@equant.com
Europe	Europe
Frédéric Gielec +33 1 46 46 21 89 frederic.gielec@equant.com	Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com
Asia Pacific Australasia	France
Shirley Ng +65 335 6730 shirley.ng@equant.com	Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com
France Télécom
Nilou du Castel Responsable Presse Groupe France Télécom +33 1 44 44 93 93 nilou.ducastel@francetelecom.com